Dr. med. Jørn Jørgensen

Augenarzt
Elbchaussee 454
22587 Hamburg
Telefon (040) 8 660 550
Telefax (040) 8 660 55 55

Dr. med. Jørgensen, Elbchaussee 454, 22587 Hamburg

STAAR Surgical Company
Attn: Caren Mason
President and Chief Executive Officer
1911 Walker Avenue
Monrovia, California 91016

July 21, 2015

Re:STAAR Surgical Company (the "Company") Board of Directors

Dear Ms. Mason,

I first wrote to the Company on behalf of EuroEyes AG, myself and other shareholders in November 2014 expressing significant concerns regarding the Company and its board of directors and to date have not received a satisfactory response from the Company regarding the concerns that I raised.

It appears that the Company's shareholders agree with some of my concerns. At the Company's annual meeting held on July 8, 2015 significant "against" votes were lodged against a majority of the Company's directors.

Most notably, the shareholders cast a significant vote of "no confidence" against Chairman Mark B. Logan. Logan received 9,085,580 shares voted "for" and 21,277,919 shares voted"withheld." John C. Moore—Logan's direct report at the company where Logan currently serves as CEO—received 16,319,731 shares voted "for" and 14,043,768 shares voted"withheld." J. Steven Roush and Charles Slacik received similarly unimpressive favorable votes. Quite significantly, Roush is one of the Company's very recent additions to the board, having been appointed on April 16, 2015.

These votes occurred while the Company received very comfortable votes in favor of its auditor ratification proposal and advisory proposal on executive compensation.

The shareholders have spoken, and now the board should act. Mr. Logan and his direct report Mr. Moore should be asked to resign immediately. The Board should begin the process to replace Mr. Roush and Mr. Slacik immediately.

As we have been saying, the current board lacks any meaningful share ownership, it lacks international experience and true industry expertise, and in some cases it lacks true independence. Although more than 80% of the Company's revenues are generated outside the United States, there are no board membersfrom outside the United States or with meaningful relevant international experience. The board does not include anyone with true medical expertise. The board lacks a shareholder representative with a significant ownership interest in the Company.

With the significant issues currently facing the Company—declining financial performance, declining stock performance, sales challenges, market expansion issues, board and management turnover, an ongoing FDA regulatory review, SEC comments relating to the FDA review, and the significant costs associated with the ongoing FDA review—shareholders should have a representative at the table. We hope the board is intensively addressing these issues, and as they are they should have a significant shareholder in the room who can speak for the shareholders.

As an expert in the field, I believe the Company is missing opportunities in the ICL market and in China and Europe. The Company has reported its desire to speak with leading physicians and other industry experts about these issues. We believe the Company desperately needs help in these areas and should bring that expertise into the board room immediately. With the issues facing the Company today, why delay?

We are determined to effect the change in the board that we believe the Company so desperately needs at this time. If the board does not voluntarily take this action, we will be forced to take this directly to the Company's shareholders. The shareholder vote recorded at the July 8, 2015 annual meeting does not bode well for the current board.

I look forward to meeting with you to discuss these matters.

Sincerely,

Dr. Jørn Slot Jørgensen